# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hitek Global Inc., CIK 0001742341
CUSIP: G45139105
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: Unit 304, No. 30 Guanri Road,, Siming District, Xiamen City,, Fujian Province, China (F4), 361008
Date of event which requires filing of this statement: 09/23/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002043029

## Reporting persons
- Rapid Proceed Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,140,881; shared voting power 0; sole dispositive power 2,140,881; shared dispositive power 0; aggregate amount beneficially owned 2,140,881 (9.99% of the class)
  Comment: (1) On July 29, 2024, the Reporting Person purchased 1,818,000 shares of Hitek Global Inc.'s (the "Issuer") Class A ordinary shares and warrants (the "Warrants") to purchase 1,818,000 additional Issuer's Class A ordinary shares (the "Warrant Shares") in a private placement. On September 23, 2025, the Reporting Person and the Issuer amended the Warrants to subject the exercise of the Warrants to the Beneficial Ownership Blocker (as defined below). Pursuant to the terms of the Warrants, as amended, the Issuer may not effect any exercise of the Warrants, and a holder of the Warrants does not have the right to exercise the Warrants held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the then Class A Ordinary Shares issued and outstanding immediately after giving effect to the issuance of such Warrant Shares (the "Beneficial Ownership Blocker"). The total beneficial ownership reflected above includes both 1,818,000 Class A ordinary shares purchased and 322,881 Class A ordinary shares underlying the Warrants and exercisable within 60 days from the date of this filing, subject to the Beneficial Ownership Blocker, but excludes 1,495,119 Class A ordinary shares not exercisable due to the Beneficial Ownership Blocker. The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b). The percentage ownership referenced above in Row (11) is based upon the 21,107,364 Class A ordinary shares, as reported in the Issuer's latest annual report on form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on April 25, 2025 and assumes full exercise of the Warrants that are exercisable by the Reporting Person subject to the Beneficial Ownership Blocker. Huoyuan Chen, as Chairman and Director of Rapid Proceed Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Huoyuan Chen disclaims beneficial ownership of these securities for all other purposes.

## Item 1. Issuer
Name of issuer: Hitek Global Inc.
Address of issuer's principal executive offices: Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People's Republic of China 361008

## Item 2. Person Filing
Name of person filing: Rapid Proceed Limited
Address of principal business office or, if none, residence: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, BVI VG1110
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,140,881
Percent of class: 9.99%
Sole power to vote or to direct the vote: 2,140,881
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,140,881
Shared power to dispose or to direct the disposition:
0
(1) The total beneficial ownership reflected above includes both 1,818,000 Class A ordinary shares purchased and 322,881 Class A ordinary shares underlying the Warrants and exercisable within 60 days from the date of this filing, subject to the Beneficial Ownership Blocker (as defined below), but excludes 1,495,119 Class A ordinary shares not exercisable due to the Beneficial Ownership Blocker. The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b). Pursuant to the terms of the Warrants, as amended, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of Class A Ordinary Shares outstanding immediately after giving effect to the issuance of shares of Class A Ordinary Shares issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The percentage ownership referenced above in Row (11) is based upon the 21,107,364 Class A ordinary shares, as reported in the Issuer's latest annual report on form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on April 25, 2025, and assumes full exercise of the Warrants that are exercisable by the Reporting Person, subject to the Beneficial Ownership Blocker. Huoyuan Chen, as Chairman and Director of Rapid Proceed Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Huoyuan Chen disclaims beneficial ownership of these securities for all other purposes.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rapid Proceed Limited: /s/ Huoyuan Chen, Huoyuan Chen, Chairman and Director (10/29/2025)
Comment: N/A